08025734

TATES
ANGE COMMISSION
...gton, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response..... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
112

| SEC FILE NUMBER |
|---|
| 8- 22326 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GILBERT DONIGER & CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 3rd AVENUE, 40TH FLOOR
(No. and Street)

NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE DONIGER (212) 888-5151
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON+CORRADO INTERGRATED FINANCIAL SOLUTIONS
(Name – *if individual, state last, first, middle name*)

48 SOUTH FRANKLIN TURNPIKE, SUITE 101, RAMSEY NJ 07446-2558
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, BRUCE DONIGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GILBERT DONIGER & CO., INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANNIE SHADEROWFSKY
Notary Public, State of New York
No. 01SH6027320
Qualified In New York County
Commission Expires 7/6/20 11

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GILBERT DONIGER & CO., INC

FINANCIAL STATEMENTS

DECEMBER 31, 2007

# GILBERT DONIGER & CO., INC.

## TABLE OF CONTENTS
## DECEMBER 31, 2007

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

**Independent Auditor's Report**

To the Shareholder
Gilbert Doniger & Co., Inc.

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. as of December 31, 2007, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Gilbert Doniger & Co., Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principals generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson+Corrado

New York, New York
February 25, 2008

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

# GILBERT DONIGER & CO., INC.

## STATEMENT OF FINANCIAL CONDITION

| | | DECEMBER 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 127,121 |
| Commissions receivable | | 88,362 |
| Other assets | | 8,349 |
| | $ | 223,832 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses | $ | 16,226 |
| **Stockholder's equity** | | |
| Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares | | 18,000 |
| Additional paid-in-capital | | 252,385 |
| Accumulated deficit | | (62,779) |
| | | 207,606 |
| | $ | 223,832 |

*See accompanying notes.*

# GILBERT DONIGER & CO., INC.

## STATEMENT OF OPERATIONS

| | | YEAR ENDED DECEMBER 31, 2007 |
|---|---|---|
| **Revenue** | | |
| Commissions and fees | $ | 814,157 |
| Miscellaneous income | | 35,986 |
| Interest | | 1,673 |
| Total revenue | | 851,816 |
| **Expenses** | | |
| Salaries - officers | | 319,000 |
| - others | | 304,500 |
| Payroll taxes and fringe benefits | | 27,733 |
| Total payroll costs | | 651,233 |
| Clearance fees | | 1,854 |
| Communications | | 19,190 |
| Insurance | | 37,409 |
| Office and other | | 19,073 |
| Professional fees | | 30,844 |
| Rent | | 63,600 |
| Regulatory dues and fees | | 7,043 |
| Telephone | | 9,992 |
| Travel and entertainment | | 8,524 |
| Recovery - embezzlement loss | | (3,190) |
| **Total expenses** | | 845,572 |
| **Income before income taxes** | | 6,244 |
| **Income tax provision** | | |
| State and local | | 6,684 |
| **Net loss** | $ | (440) |

*See accompanying notes.*

# GILBERT DONIGER & CO., INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance - January 1, 2007 | $ 18,000 | $ 252,385 | $ (62,339) | $ 208,046 |
| Net loss | -.- | -.- | (440) | (440) |
| Balance - December 31, 2007 | $ 18,000 | $ 252,385 | $ (62,779) | $ 207,606 |

*See accompanying notes.*

## GILBERT DONIGER & CO., INC.

### STATEMENT OF CASH FLOWS

| | | YEAR ENDED DECEMBER 31, 2007 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (440) |
| Depreciation | | 3,493 |
| *Adjustments to reconcile net loss to net cash used by operating activities:* | | |
| Changes in operating activities: | | |
| Increase in commissions receivable | | (85,587) |
| Increase in other assets | | (1,500) |
| Increase in accrued expenses | | 5,626 |
| **Net cash used in operating activities** | | (78,408) |
| **Decrease in cash and cash equivalents** | | (78,408) |
| **Cash and cash equivalents - beginning of year** | | 205,529 |
| **Cash and cash equivalents - end of year** | $ | 127,121 |

*See accompanying notes.*

## GILBERT DONIGER & CO., INC.

### NOTES TO FINACIAL STATEMENTS
### DECEMBER 31, 2007

*Note 1 - Organization and Business Activity*

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker.

*Note 2 – Summary of Significant Accounting Policies*

***Revenue Recognition and Commissions Receivable*** - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

***Clearing Transactions*** - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

***Cash and Cash Equivalents*** - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

***Use of Estimate in Financial Statements*** - In preparing financial statements in conformity with general accepted accounting principals, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Note 3– Income Taxes*

The income tax provision for the year ended December 31, 2007:

| | | |
|---|---|---|
| Federal: | | |
| Current | $ | 1,175 |
| State and local: | | |
| Current | | 5,509 |
| | $ | 6,684 |

The Company's effective income tax rate is higher then what would be expected if statutory rates were applied to income from continuing operations primarily because of New York City Alternative Tax.

### *Note 4– Net Capital Requirement*

The Company is subject to the SEC Net Capital rule (Rule 15c3-1), which requires that a broker-dealer's aggregated indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2007, the Company's net capital ratio was 0.08:1.0, and its net capital was $199,257 as compared with required net capital of $50,000.

### *Note 5 – Financial Instruments with off Balance Sheet Risk*

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain marginal collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce position, when necessary.

### *Note 6 – Cash Segregated under Federal and other Regulations*

The company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the SEC under Section K(2)ii of the rule.

### *Note 7 – Other Financial Information*

Supplemental disclosure of cash flow information

| Cash paid during the year for | |
|---|---|
| Income taxes | $15,864 |
| Interest | 637 |

*****

# GILBERT DONIGER & CO., INC.

## SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

| | | DECEMBER 31, 2007 |
|---|---|---|
| Total stockholder's equity | $ | 207,606 |
| Deductions and/or charges | | |
| Non-allowable assets | | (8,349) |
| Net capital before haircuts on securities positions | | 199,257 |
| Haircuts on securities | | -.- |
| Net capital | | 199,257 |
| Less: Minimum capital requirements | | 50,000 |
| Excess net capital | $ | 149,257 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Accrued expenses | $ | 16,226 |
| Aggregate indebtedness | $ | 16,226 |
| Ratio of aggregate indebtedness to net capital | | 0.08:1.0 |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A as of December 31, 2007.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

**NOT APPLICABLE**

**Independent Auditor's Report on Internal Control**

To the Shareholder
Gilbert Doniger & Co., Inc.

In planning and performing our audit of the financial statements of Gilbert Doniger & Co., Inc. (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

*Berson + Corrado*

New York, New York
February 25, 2008

END